CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2020

Revenues		
Commissions	$	1,550,350
Principal transactions		285,218
Interest		199,460
Investment advisory fees		2,018,223
Mutual fund fees		1,071,856
Referral fees		1,193,247
Investment banking fees		39,000
Underwriting Fees		111,876
Retention Award		750,000
Other income		35,003
Total revenue		7,254,233
Expenses		
Compensation and benefits		5,680,159
Floor brokerage and clearing fees		459,214
Occupancy and equipment rental		569,551
Technology communications		186,020
Interest expense		8,998
Office supplies		76,512
Uncollectible accounts		(10,478)
Registration and licenses		147,856
Insurance		5,639
Depreciation and amortization		36,283
Legal and accounting		165,106
Other		66,298
Total expenses		7,391,158
Net loss before income taxes		(136,925)
Benefit from income taxes		35,500
Net loss	$	(101,425)

The accompanying notes are an integral part of these financial statements.